

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

Ms. Pauline Carson
President and Chief Executive Officer
Victory LG, Inc.
6544 Kathrine Ann Court
Salt Lake City, Utah 84118

Re: Victory LG, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 29, 2011
File No. 333-173056

Dear Ms. Carson:

        We have reviewed Amendment No. 1 to your registration statement on Form S-1 filed on April 29, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendments to your registration statement and the information you provide in response to these comments, we may have additional comments.

Initial Sales Strategy, page 5 and page 21

1. We note your response to prior comment 6 and the disclosure included on page 5 of the prospectus summary. However, you still have not revised your section entitled "Initial Sales Strategy" to explain how your plan to sell your products on the Internet fits into your initial "one-prong" sales approach of using Ms. Carson to conduct direct sales. Please revise your disclosure accordingly.

Risk Factors, page 9

2. We note your response to prior comment 10. However, we asked you to move the risk factors "We have received an opinion of going concern from our auditors" and "If we do not obtain additional financing, our business will fail" to the beginning of your risk factors section. Please move these two risk factors to the beginning of your risk factors section, as these risks appear to be sufficiently significant that they should appear more prominently in this section.

<u>Pauline Carson currently devotes ten hours a week to the company…, page 13</u>

3. We note your response to prior comment 12; however, the risk factor you included lacks a discussion of the risks associated with Ms. Carson only currently working 10 hours per week. Please revise your risk factor discussion to discuss the risks associated Ms. Carson, who is your only employee and is solely responsible for the success of the business, only devoting 10 hours per week to the company on a part-time basis.

<u>Our future success relies on a combination of patents and patents pending…, page 10</u>

4. We note your response to prior comment 24 and reissue the comment. Please explain why you believe "trademark, service mark or trade secret protection" will prevent others from copying your product.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

<u>Overview, page 19</u>

5. We note your response to prior comment 36 that the company has estimated the selling price of your product, which includes manufacturing, packaging and company profit to be $2.85 per Energy Liquid-Gel packet; however, you still have not indicated whether your twelve month operating plan includes manufacturing, packaging and shipping your product or the cost of such activities. Please disclose on pages 20 and 23, where you discuss your twelve month operating plan, whether your plan contemplates manufacturing, packaging and/or shipping your product during this time. If it does not contemplate any of these activities, please make this clear. If it does, please provide disclosure which also describes the costs for manufacturing, packaging and shipping your product, as applicable. If the cost of manufacturing, packaging and shipping your product is included in the estimate of $15,000 needed for working capital expenses, please so state.

<u>Inflation, page 23</u>

6. We note your response to prior comment 43 and associated revision to your prospectus. However, our comment requested that you move the second paragraph of your section entitled "Inflation," that begins "We are paying the expenses of the offering because we seek to…," to the cover page of your prospectus. Instead you moved the first paragraph that begins "The rate of inflation…" to the cover page. Please restore the first paragraph to its prior location under the title "Inflation" and relocate the second paragraph to the cover page.

Plan of Operation, page 25

7. We note your response to prior comment 44. We also note that you added the required disclosure to your "Description of Business" section but not your "Plan of Operation" section. Please expand your disclosure in this section to include a discussion of how the company plans to "create a client base within this twelve month time frame."

Retail Chain Stores, page 28

8. We note your response to prior comment 47. We also note that your revised disclosure states, "The cost associated with each major retail store carrying the product would be in excess of $1.0M. This estimate is based using a nationwide major retail chain store like Wal-mart, for example, with each of its 4,400 stores selling approximately 64 packs of liquid energy gel at $3.99 per year." The example you provide does not support your disclosure that the cost associated with each major retail store carrying the product being in excess of $1.0M. Your example details the amount of sales that could be generated at Walmart; it does not discuss the cost associated with the retail store carrying your product. Please revise this section to explain how you derived the cost associated with each major retail store carrying the product to be in excess of $1.0M and clarify what this cost entails.

Experienced Management, page 30

9. We note your response to prior comment 50. We also note your revised disclosure which states, "She has had an extensive background in operational & financial risk management, consolidation & integrations and new business development for the companies she has been involved with. Pauline Carson is well versed in marketing products, with over 12 years of progressively responsible experience directing as many as 5,000 employees in companies with revenue in excess of $300 million." Please revise your disclosure to explain what you mean by the word "extensive" in the first statement and the words "progressively responsible experience" in the second statement. Also, please clarify how this background gives you a competitive edge in marketing the company's gel caps.

Management Biographies, page 31

10. We note your response to prior comment 51. We also note your revised disclosure regarding Ms. Carson's background which states, "She also served as an Executive Director with Mainline Industries, Inc., from 2004 to 2010, compounding her vast understanding of both the domestic and international distribution channels encompassing retail, wholesale and direct sales markets." Please revise your disclosure to remove the phrase "compounding her vast understanding." When

discussing Ms. Carson's background, please remember to avoid the use of colorful adjectives and limit the disclosure to only objective, verifiable information.

You may contact Johnny Gharib at (202) 551-3170 or Daniel Greenspan at (202) 551-3623 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven Sager
       BK Consulting & Associates, P.C.
       1844 South 3850 West, Suite B
       Salt Lake City, Utah 84104